Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: April 24, 2025

On April 24, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Twenty One Capital, Inc., a Texas corporation (“Twenty One” or “Pubco”), released a video announcing Pubco on his X account. Pubco is a party to a previously disclosed Business Combination Agreement (the “Business Combination Agreement”), dated as of April 22, 2025, by and among Cantor Equity Partners, Inc. (the “Company”), Pubco, Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company, Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

X:

A transcript of the video follows:

“Yo, what is going on? Bitcoin emergency press conference. I am the co-founder and CEO of a brand new Bitcoin company. That company’s name is Twenty One.

Twenty One is a Bitcoin native company with Bitcoin at its center and core focus, and we want to serve as the ultimate vehicle for capital markets to participate in Bitcoin. We are hopeful to list our shares on a stock exchange under the ticker symbol XXI—Twenty One in Roman numerals. Come on, you knew I wasn't going to miss that opportunity, there was no way.

As I always do, about transparency, I want to be able to communicate directly with this community, answer all the questions you guys got. So let me tell you about the business. Twenty One is co-founded by Tether and myself. You've probably heard of SoftBank; that name's probably gotten around. SoftBank is a significant but minority partner in the business. Cantor is our partner on the SPAC side to combine a transaction to help take Twenty One public.

Okay, a little bit more about the business: We expect at closing to own over 42,000 Bitcoin, and we already have over $500 million of cash committed. We've introduced two new Bitcoin metrics at filing to the financial markets. The first is BPS—that stands for Bitcoin Per Share. The second is BRR, a little play on “money printer go brr,” but at Twenty One, we make Bitcoin and sats go brr. That stands for Bitcoin Return Rate.

Let's get into it. Bitcoin Per Share, BPS, is pretty simple. It's the amount of Bitcoin each fully diluted share represents, reflecting shareholder ownership in Bitcoin rather than fiat earnings per share. So in traditional financial markets, companies are judged upon their earnings per share. It is a fiat metric. We are replacing EPS—in Earnings Per Share—with BPS—in Bitcoin Per Share. And what BPS tells you is how much Bitcoin, on a fully diluted basis, your share represents.

Okay, now BRR, brr, making sats go brr. Very simple. This is the rate at which Bitcoin per share grows over time. But the key point of this metric is to denominate Twenty One's performance in Bitcoin, not fiat.

Twenty One again is a Bitcoin native company. Bitcoin is at our founding, it's at our core, it's who we are, and we are pushing hyperbitcoinization at the core of everything we do at Twenty One, starting with the metrics that we file and submit to the markets and regulators. We want to be judged on being accretive in Bitcoin terms, making our shareholders wealthier and richer in Bitcoin terms. And we want our performance to be measured—and we encourage the market to judge us—in Bitcoin, not in fiat, because we are not here to beat the market; we are here to build a new one.

It's often talked about that Wall Street has arrived at Bitcoin. I would make the argument with Twenty One that Bitcoin has arrived on Wall Street.

Now, what does Bitcoin per share look like? As of recording and talking to you guys, this is our Bitcoin per share. Again, this tells you when you own one share of Twenty One, this is the Bitcoin that represents it on the balance sheet.

What—my preference, in my opinion, what I think is slicker and cooler—maybe sats the standard. This is our sats per share. It's a very simple, elegant, but powerful metric for a company.

Now, when I say we have over $500 million committed, what does that mean? What do I do as the CEO of this company? Why does this company exist? From the highest level possible, my commitment to you is to do two things: grow your Bitcoin per share and grow our Bitcoin return rate as a company. Any decision I make, everything I do—whether we're launching new Bitcoin products, growing existing Bitcoin cash flow, raising new capital for us to acquire Bitcoin in accretive terms—it's all optimized on what can I do to grow our shareholders, which we view like other companies view customers. How can I grow Bitcoiners' Bitcoin per share and contribute to the Bitcoin return rate of Twenty One?

So the over $500 million that is committed to us, we will be using that to grow your Bitcoin per share and the company's Bitcoin return rate.

Okay, now this takes me to: How is this different from an ETF? I don't totally understand this Bitcoin per share thing yet. Let me explain.

So on the left, when you buy a share of Twenty One, in a hypothetical world in cents, let's assume and start hypothetically that it's 0.0005 BTC per share. Okay, when you are investing in Twenty One, you're investing in an operating company, you're investing in a leadership team and an operator—which is myself—and you're investing in our ability to go out and grow that Bitcoin per share, right? Whether we're raising new deals like the over $500 million that's committed, whether we're launching new products, whether we're growing existing cash flows, whether we're expanding on certain hypothetical partnerships, our intent as a company is to work to grow your Bitcoin per share.

So let's say we intend to grow from 0.0005 to 0.0006 to 0.0007 to 0.0008—you guys get the picture. So by being a shareholder of Twenty One, you are growing your Bitcoin per share, you are growing your exposure to Bitcoin, you are getting wealthier, you are getting richer in Bitcoin terms. That is the intent and the goal of the company. And with our Bitcoin return rate, it's compounding growth in Bitcoin terms.

And my sole job and my commitment to the public markets and to our shareholders is to do everything we can to grow your Bitcoin per share. As an operating company, we work for you, our shareholders, in your ability to get accretive exposure to Bitcoin, get wealthier in Bitcoin terms, grow your exposure to Bitcoin, grow your Bitcoin per share, grow the Bitcoin on our balance sheet in accretive terms.

Now, when you compare that to something like an ETF, it's very different. An ETF is static exposure. If you start with 0.0005 BTC, you end with 0.0005 BTC. It's static exposure. There's no active management, there is no such thing as growing any Bitcoin per share. It is a security, it's an instrument that is static and represents a certain amount of Bitcoin.

And so Twenty One is an operating company that, again, we've introduced these two new Bitcoin hyperbitcoinization metrics, measured in Bitcoin terms, and we're intending to grow in Bitcoin per share for our shareholders.

Now, I put this graphic together—sorry, let me move my big old head here—put this graphic together to further illustrate why we started the company and why I believe we're different.

So on the left, you have Twenty One, then you have other Bitcoin treasury businesses or corporations, you have GBTC, then you have ETFs, and you have—we're Bitcoin native, focusing on Bitcoin per share, aligned incentives, built by Bitcoiners, long-term Bitcoin accumulation plan.

And really, at the end of the day, when Tether and I founded this business, what we recognized as an opportunity is, there's been a massive growing appetite with institutions and a massive growing appetite for Bitcoin and capital markets. And we thought that the Bitcoin market hadn't met specific demand for a Bitcoin native business—where there's Bitcoin at its founding, Bitcoin at its operating company, Bitcoin at its leadership team, Bitcoin at its KPIs, Bitcoin at its quarterly roadmap, at its annual roadmap, at its performance goals—Bitcoin through and through, starts and ends with Bitcoin.

We've been so inspired by all of the businesses that have contributed and innovated and carved the path for Twenty One to walk in owning Bitcoin on the balance sheet, growing Bitcoin in an accretive fashion. But we had felt a lot of these businesses are pivoting from past ventures that they were doing before, or rebranding, or maybe they were selling video games to buy Bitcoin or equipment to buy Bitcoin.

And there's—listen, there's no right or wrong way to be a Bitcoiner. Bitcoin is the best money that's ever been conceived by us humans, and that is for everyone. That's a tool that we at Twenty One believe all eight billion people on this planet should be equipped with. So there's no right or wrong way to do it.

But the opportunity that we sought after and the vehicle that we put together is purpose-built and designed to be one of, if not, the winner of this Bitcoin opportunity. And we feel like if what you're looking for is Bitcoin exposure to participate in Bitcoin in the capital markets, this vehicle ticks every single box. It's about Bitcoin at its founding, it's about Bitcoin with the capital partners, it's about Bitcoin with the leadership team, it's about Bitcoin with the operating company, it's about Bitcoin when we raise capital, it's about Bitcoin with our metrics, so on and so forth, so on and so forth.

So I hinted at it, but let me get to my next point, is that we're a pure Bitcoin play. Twenty One is an operating company, and I encourage everyone to read our filings and our business plan. That company intends to build Bitcoin financial services. We're not just here to educate people on Bitcoin, we're not just here to encourage the world to adopt Bitcoin—we're going to build on top of Bitcoin. And we're very clear about that in our filings.

One of the things Tether and I identified is, it's been so tremendous to see the growth of Bitcoin treasury companies and the ability to acquire more Bitcoin. But we think there's a better and bigger opportunity in taking the access to capital markets, taking this really unique asset, which is Bitcoin on your balance sheet, this Bitcoin treasury instrument that you own as a company, and using it to actually build products, build services, build high-margin, high-growth cash flow opportunities.

And as you know, the founder and CEO of Strike, and someone who has experience and a proven track record in building one of the biggest and most well-known Bitcoin financial services in the world, and then a founding partner like Tether, which has the most profitable per employee business in the history of mankind and has achieved some of the most jaw-dropping incredible things in our sector—we feel like we have the prowess, the experience, the expertise, everything we need to extend this Bitcoin treasury opportunity beyond just acquiring Bitcoin and into something even bigger and even better.

And we want to be clear with the market, that's our founding intention, that's in our filings, that's in our business plan, that's what we absolutely intend to do. And another thing that we believe makes us that different, that different. And the last is, again, I referenced Tether, I've referenced SoftBank. What I like to say of what we're bringing to the public markets is blue chip credibility with startup upside. We believe we're big enough to win with a lot of initial capital and big backers behind us, but small enough to grow. We're just getting started.

And this is what we feel like the market had a massive appetite for and was not yet met, is a Bitcoin native business. It wasn't pivoting, it's not rebranding, it's not taking something from existing operating company and trying to do something in Bitcoin. It is a purpose-built from scratch, designed vehicle to do Bitcoin the best we possibly can: build Bitcoin products, push Bitcoin education, acquire Bitcoin in an accretive way, build Bitcoin metrics.

We don't want to be judged in fiat. We don't—we don't want to be judged in your EPS. We're about BPS and BRR. We even got the block height down here. When you go to our website, it is a Bitcoin website. It is not a corporate website of some other business that was founded a long time ago. It is a Bitcoin website. And again, there's no right or wrong way to do these things. We just think our way is of value to the market and to the world.

Okay, so with that, that's all I have on Twenty One for now. I could not be more excited and thankful to serve the Bitcoin community and the public markets with this product. I thank you guys all for your support.

I do want to say one last thing. I remain the CEO, founder, largest shareholder, and controlling board member of Strike. I will make a separate video talking about that. But I run and lead both companies. I run and lead both companies. I will talk to you guys about that later. Much love, I'll see you on the internet.”

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the Company and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of the Company as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. The Company and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of convertible notes (the “Convertible Notes”) and Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF THE COMPANY AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by the Company and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of the Company to be issued in the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

The Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of the Company’s securities are, or will be, contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the Proposed Transactions may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Company’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of the Company or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of August 12, 2024 and filed by the Company with the SEC on August 13, 2024, the Company’s Quarterly Reports on Form 10-Q, the Company’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company nor Pubco presently know or that the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Pubco gives any assurance that either the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Pubco or any other person that the events or circumstances described in such statement are material.